Mail Stop 3561

July 9, 2009

Via Fax & U.S. Mail

Mr. Hank Halter
Chief Financial Officer
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-05424**

Dear Mr. Halter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(404) 715-3956